Exhibit 99.29

RIDER TO GUARANTY AGREEMENT DATED _______________, 1999 (THE "GUARANTY AGREEMENT") BY AND BETWEEN UNITED SHIELDS CORPORATION ("GUARANTOR") AND WENTWORTH CAPITAL, A DIVISION OF CHARTER FINANCIAL, INC. ("OBLIGEE")

The Guaranty Agreement shall be amended as follows:

1. Amend Section 6 of the Guaranty Agreement by adding at the end of the Section the following:

Nothing contained herein shall be construed to prohibit Obligor's right to pay to Guarantor (and Guarantor's right to receive payment from Obligor) a monthly management fee not to exceed six percent (6%) of Obligor's gross monthly revenues for such month (the "Monthly Fee") so long as (i) Obligor's "cash flow coverage ratio" for such month is at least 1.25:1.00, and (ii) no event of default has occurred under the Agreements or under this Guaranty Agreement. "Cash flow coverage ratio" shall mean Obligor's "cash flow" divided by Obligor's "current funded debt requirements." "Cash flow" shall mean Obligor's after tax, net profit (after payment of the Monthly Fee or any portion thereof as permitted under the Agreements) exclusive of extraordinary gains plus non-cash outlay expenses of depreciation and amortization less dividends and distributions to shareholders. "Current funded debt requirements" shall mean all current maturities of Obligor's long term debt, including capital leases, shown on applicable financial statements. Notwithstanding the foregoing, Guarantor agrees that to the extent, if any, that Obligor determines, after calculating its gross monthly revenues and its cash flow coverage for such month, that it has paid Guarantor a Monthly Fee in excess of six percent (6%) and/or has failed to meet the cash flow coverage ratio after payment of the Monthly Fee (or a portion thereof) to Guarantor, then Guarantor shall promptly pay to Obligor a rebate for such excess previously paid by Obligor.

This Rider shall be deemed a supplement to and an indivisible part of the Guaranty Agreement.

IN WITNESS WHEREOF, the parties have executed this Rider simultaneously with the Guaranty Agreement.

UNITED SHIELDS CORPORATION (GUARANTOR)	WENTWORTH CAPITAL, A DIVISION OF CHARTER FINANCIAL, INC.

By:_______________________________	By:________________________________
Title:_____________________________	Title:_______________________________